Exhibit 99.1

February 17, 2025

5-9 kotobashi 2-chome, Sumida-ku, Tokyo, Japan

Tokyo Lifestyle Co., Ltd.

Representative Director and Director

Mei Kanayama

Decision by the National Tax Tribunal

Our company filed a request for review with the National Tax Tribunal on February 22, 2024, challenging the legality of the reassessment decision and the imposition of additional tax penalties (hereinafter referred to as the “Original Disposition”) issued by the Tokyo Regional Taxation Bureau on July 28, 2023.

In the review request, we argued that the Tokyo Regional Taxation Bureau’s decision was unlawful as it was based on factual errors that contradicted objective evidence and lacked reasonable grounds, making it subject to cancellation. On February 13, 2025, we received a ruling from the National Tax Tribunal, dated February 12, 2025, which upheld our request and annulled the disposition.

Regarding the Tokyo Regional Taxation Bureau’s indication of omissions in our consumption tax filings, some media reports in 2024 had suggested that a portion of the alleged omissions in our consumption tax filings involved malicious income concealment or falsification and concealment activities. However, with this ruling from the National Tax Tribunal, it has now been confirmed that such allegations were unfounded.

We expect the additional consumption tax paid due to the Original Disposition to be returned and are currently assessing the impact of this ruling on our company’s financial performance for the current fiscal year.

Our company remains committed to complying with all applicable laws and conducting business in a fair and transparent manner, striving to earn and maintain the trust of all stakeholders.

End of statement.